Exhibit 99.1

ELECTRAMECCANICA VEHICLES CORP.

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2020

INTRODUCTION

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, in this Quarterly Report the term(s) “we”, “us”, “our”, “Company”, “our company”, “ElectraMeccanica” and “our business” refer to Electrameccanica Vehicles Corp.

We completed a two-for-one reverse stock split on May 15, 2018. All share and per share information in this Quarterly Report has been adjusted to reflect this reverse stock split on a retrospective basis.

All references to “$” or “dollars” are expressed in Canadian dollars unless otherwise indicated.

Our financial statements are prepared in Canadian dollars and presented in accordance with International Financial Reporting Standards, or “IFRS”, as issued by International Accounting Standards Board (“IASB”). In this Quarterly Report any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Forward-Looking Statements

This Quarterly Report contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Quarterly Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will” or their negatives or other comparable words, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. These cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Quarterly Report and other documents that we may file from time to time with the securities regulators.

Implications of Being a Foreign Private Issuer

We are considered a foreign private issuer. In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this Quarterly Report that are available to foreign private issuers and not to U.S. companies. Accordingly, the information contained herein may be different than the information you receive in a quarterly report on Form 10-Q from public companies required to report as U.S companies in which you hold equity securities.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

The selected historical consolidated financial information set forth below has been derived from our financial statements for the nine months ended September 30, 2020 and for the fiscal years ended December 31, 2019, 2018, 2017 and 2016.

	Consolidated Statement of Net Loss
	Nine months ended September 30, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Revenues	$460,774	$775,821	$777,302	$109,173	-
Gross Profit/(loss)	$(62,227)	$129,380	$202,130	$45,223	-
Net Loss	$29,736,379	$30,742,311	$10,038,145	$11,366,372	$8,973,347
Loss per Share – Basic and Diluted	$0.58	$0.85	$0.38	$0.26	$0.27

	Consolidated Statements of Financial Position
	September 30, 2020	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Cash and cash equivalents	$101,054,943	$11,095,848	$18,926,933	$8,610,996	$3,916,283
Current Assets	$109,635,399	$18,867,905	$22,807,135	$10,007,684	$4,437,152
Total Assets	$122,849,658	$30,281,892	$29,480,731	$12,661,381	$4,787,766
Current Liabilities	$3,844,081	$3,388,987	$1,821,668	$3,354,675	$881,176
Total Liabilities	$15,152,400	$11,319,911	$6,574,543	$7,010,365	$881,176
Shareholders’ Equity	$107,697,258	$18,961,981	$22,906,188	$5,651,016	$3,906,590

Our interim condensed consolidated financial statements for the three and nine months ended September 30, 2020 and 2019 are attached at the end of this Quarterly Report forming Exhibit 99.1.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

General

The following management's discussion and analysis, prepared for the quarter ended September 30, 2020, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual audited financial statements for the year ended December 31, 2019 and the notes thereto. Amounts are reported in Canadian dollars based upon financial statements prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially.

This Quarterly Report contains forward-looking statements about our business, financial condition and prospects that reflect management’s assumptions and beliefs based on information currently available. The expectations indicated by such forward-looking statements might not be realized. If any of our management’s assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, our actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, the ability of our partners to produce our electric vehicles, tariffs and other trade matters, the acceptance of our electric vehicles, our ability to create and expand our customer base, management’s ability to raise capital in the future, the retention of key employees and changes in the regulation of our industry.

There may be other risks and circumstances that management may be unable to predict.  When used in this Quarterly Report, words such as “believes", "expects", "intends", "plans", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

Our Company

Corporate Structure and Principal Executive Offices

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and have a December 31st fiscal year end. Our principal activity is the development and manufacturing of electric vehicles (“EV”s).

Our principal executive offices are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4. Our telephone number is (604) 428-7656. Our website address is www.electrameccanica.com. Our registered and records office is located at Suite 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

We have four subsidiaries: InterMeccanica International Inc. (“InterMeccanica”), a British Columbia, Canada, corporation; EMV Automotive USA Inc., a Nevada corporation; SOLO EV LLC, a Michigan limited liability company; and EMV Automotive Technology (Chongqing) Ltd., a People’s Republic of China corporation.

Additional information related to us is available on SEDAR at www.sedar.com and www.electrameccanica.com. We do not incorporate the contents of our website or of sedar.com into this Quarterly Report.

Overview

We are a development-stage electric vehicle, or EV, designer and manufacturer company located in Vancouver, British Columbia, Canada. Our initial product line targets urban commuters, commercial fleets/deliveries and shared mobility seeking to commute in an efficient, cost-effective and environmentally friendly manner.

Our first flagship EV is the SOLO, a single seat vehicle, of which we have built 64 prototype vehicles in-house as of November 10, 2020 and approximately 60 pre-production vehicles with our manufacturing partner, Zongshen Industrial Group Co., Ltd. (“Zongshen”). We have used some of these pre-production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showroom. We believe our schedule to mass produce EVs, combined with our subsidiary, InterMeccanica’s, 61-year history of automotive design, manufacturing and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies.

We launched commercial production of our SOLO on August 26, 2020. For the quarter ended September 30, 2020, we have produced 6 SOLOs. We currently have four existing retail locations: two in Southern California; one in Scottsdale, Arizona; and one in Portland, Oregon. During November of 2020, we expect to open six new additional locations in both California (as to four) and Arizona (as to two). Deliveries will be made to key markets along the U.S. west coast as the Company continues to expand. The Company has targeted in early 2021 for initial deliveries to customers.

On September 16, 2020, the Company announced its plan to produce an alternative “utility and fleet” version of its flagship SOLO EV, which is expected to become available in during 2021.

To support our production, we have entered into a manufacturing agreement with Zongshen, acting through its wholly-owned subsidiary. Zongshen is an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China. Zongshen (Canada) Environtech Ltd., a subsidiary of Zongshen, has previously purchased common shares and warrants to purchase common shares from us, and beneficially owns approximately 3.5% of our common shares.

We have another EV candidate in early design development stage, the Tofino, an all-electric, two-seater roadster.

We have devoted substantial resources to create an affordable EV which brings significant performance and value to our customers. To this end, we envision the SOLO carrying a manufacturer’s suggested retail price of US$18,500, prior to any surcharge to cover tariffs (discussed below), and being powered by a high-performance electric rear drive motor which enables the SOLO to achieve:

•	a top speed of 80 mph and an attainable cruise speed of 68 mph resulting from its lightweight aerospace composite chassis;

•	acceleration from 0 mph to 60 mph in approximately ten seconds; and

•

a range of up to 100 miles generated from a lithium ion battery system that requires up to four hours of charging time on a 220-volt charging station (up to eight hours from a 110-volt outlet) that utilizes approximately 8.64 kW/h.

Unique to Canada, the SOLO is under the three-wheeled vehicle category and is subject to the safety standards listed in Schedule III of the Canadian Motor Vehicle Safety Regulations. See “Government Regulation” herein.

For sale into the United States, we and our vehicles must meet the applicable provisions of the U.S. Code of Federal Regulations Title 49 —Transportation. Since the U.S. regulations do not have a specific class for three-wheeled “autocycles”, the SOLO falls under the definition of a motorcycle pursuant to Sec. 571.3 of 49 CFR Part 571. However, currently a motorcycle license is not required to drive them in all but the States of Alaska, Florida, New York and Massachusetts. Motorcycle helmets must be worn while operating in the States of New York and Massachusetts. Helmets are also required if the driver is under 18 years old in the States of Alaska, Montana, Colorado and New Hampshire. See “Government Regulation” herein.

Industry Overview

Investment in clean technology has been trending upwards for several years as nations, governments and societies overall become more aware of the damaging effects that pollution and greenhouse gas emissions have on the environment. EVs are a growing segment of this clean technology movement. An EV is any vehicle that does not solely operate on gas or diesel. Within this alternative vehicle group there are sub-categories of alternative vehicles that utilize different innovative technologies, including battery electric vehicles (“BEV”) and plug-in hybrid electric vehicles (“PHEV”). Our products are BEVs.

Competitive Factors

The EV market is evolving and companies within it must be able to adapt without jeopardizing the timing, quality or quantity of their products. Other manufacturers have entered the electric vehicle market and we expect additional competitors to enter this market within the next several years. As they do, we expect that we will experience significant competition. With respect to the SOLO, we face strong competition from established automobile manufacturers, including manufacturers of EVs such as the Tesla Model 3, the Chevrolet Bolt and the Nissan Leaf.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount; provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our ability to successfully compete in our industry will be fundamental to our future success in the EV market and our market share. We might not be able to compete successfully in our market. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We believe that our extensive managerial and automotive experience, production capability and unique product offering give us the ability to successfully operate in the EV market in a way that many of our competitors cannot. In particular, we believe that our competitive advantages include:

•	Extensive in-house development capabilities: Our acquisition of InterMeccanica in 2017 enables us to leverage InterMeccanica’s extensive 61 years of experience in vehicle design, manufacture, sales and customer support. InterMeccanica was founded in Turin, Italy, in 1959, as a speed parts provider and soon began producing in-house designed, complete vehicles like the Apollo GT, Italia, Murena, Indira and the Porsche 356 replica. InterMeccanica’s former owner, Henry Reisner, is our President and Chief Operating Officer and one of our directors, and, together with his family, is the second largest shareholder in our Company. We have integrated InterMeccanica’s staff with the research and development team that we had prior to the acquisition to develop and enhance current and future model offerings;

•	In-house production capabilities: We have the ability to manufacture our own products on a non-commercial scale. As of September 30, 2020, we have produced 64 prototype SOLOs at our facilities in Vancouver, British Columbia, and 60 pre-production SOLOs with our manufacturing partner, Zongshen;

•	Commercial production of the SOLO commenced August 26, 2020: We have an agreement with Zongshen whereby they have agreed to produce a total of 75,000 SOLOs over a three-year period once we have started full scale production. As at September 30, 2020, Zongshen has produced 60 pre-production production vehicles and 6 production vehicles;

•	Unique product offering: The SOLO’s manufacturer suggested retail price of US$18,500, prior to any surcharge for tariffs, is far below the retail price of EVs offered by those who we consider to be our principal competitors and, as a consequence, we believe that the SOLO compares favorably against them; and

•	Management expertise: We have selected our management with an eye towards providing us with the business and technical expertise needed to be successful. They include Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. We have supplemented additional expertise by adding consultants and directors with corporate, accounting, legal and other strengths.

Reservation system

We cannot guarantee that a significant number of the pre-orders and expressions of interest, if any, will become binding or result in sales. We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable US$250 deposit and a Tofino by paying a refundable US$1,000 deposit. Once reserved, the potential customer is allocated a reservation number and the reservation will be fulfilled as the respective vehicles are produced. We have achieved ours pre-order book through an online “direct sales to customers and corporate sales” platform as well as a show room at our headquarters in Vancouver.  We plan on expanding this model and will be opening similar stores in key urban areas.  We have recently opened four U.S. corporate stores located in Los Angeles, Portland and Scottsdale.

We will earn revenue once a vehicle has been delivered to the customer who has pre-ordered their vehicle. Each order is placed in line as received and fulfilled once the vehicle becomes available.  The customer may, at any time prior to delivery, for any reason, cancel their order and have their deposit returned.  We do not consider any order as being secured until the vehicle has been delivered and full receipt of the remaining balance of the vehicle purchase price has been received.

Strategy

Our near-term goal is to commence and expand sales of the SOLO while continuing to develop our other EVs. We intend to achieve this goal by:

•	Beginning commercial production of the SOLO: Zongshen, our manufacturing partner, began production of the SOLO on August 26, 2020 with targeted deliveries to customers during early 2021;

•	Increasing orders for our EVs: We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable US$250 deposit and a Tofino by paying a refundable $1,000 deposit. Once reserved, the potential customer is allocated a reservation number and, although we cannot guarantee that such pre-orders will become binding and result in sales, we intend to fulfill the reservations as the respective vehicles are produced. We maintain certain refundable deposits from various individuals for SOLOs and Tofinos;

•	Having sales and services supported by local corporate stores: We will monitor all cars in real time via telematics which provides early warning of potential maintenance issues; and

•	Expanding our product offering: In parallel with the production and sale of the SOLO, we aim to continue the development of our other proposed products, including the Tofino, a two-seater sports car in the expected price range of US$50,000 to US$60,000.

We have achieved our pre-order book through an online “direct sales to customers and corporate sales” platform, as well as a showroom at our headquarters in Vancouver, British Columbia, Canada. We plan on expanding this model and will be opening retail stores in key urban areas. We have recently opened our four U.S. corporate stores located in Los Angeles, Portland and Scottsdale.

Marketing Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our vehicles to gain traction and subsequently gain increases in orders. Our marketing and promotional efforts emphasize the SOLO’s image as an efficient, clean and attainable EV for the masses to commute on a daily basis, for commercial fleets/deliveries and for shared mobility.

A key point to the marketing plan is to target metropolitan areas with high population density, expensive real estate, high commuter traffic load and pollution levels which are becoming an enormous concern. Accordingly, our management has identified California, Washington, Oregon and Southern Florida as areas with cities that fit the aforementioned criteria, and we have plans to seek out suitable locations for additional stores there.

We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points. Key aspects of our marketing plan include:

•	Digital marketing: Organic engagement and paid digital marketing media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO;

•	Earned media: We have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;

•	Investor Relations/Press Releases: Our in-house investor relations team will provide media releases/kits for updates and news on our progress;

•	Industry shows and events: We displayed the SOLO at the Vancouver International Autoshow in March 2017, the Consumer Electronics Show in Las Vegas in January 2018 and the Vancouver International Autoshow in March 2018 and 2019. Promotional merchandise giveaways are expected to enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at such events to accept SOLO reservations; and

•	First-hand experience: Test-drives and/or public viewings are available at our existing stores in the Vancouver downtown core, Los Angeles, Portland and Scottsdale.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts we plan to focus on the features that differentiate our SOLO from the existing EVs in the market.

Service model

We sell our vehicles online via our website (www.electrameccanica.com) while we develop our planned corporate retail stores in key markets. As each store is established any vehicles sold within such store’s designated territory will be delivered to such store to fulfill online orders as well as such store’s orders.

We have opened up four corporate retail stores in Southern California, Arizona and Oregon and continue to identify other retail targets. The establishment of stores will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for stores from individuals, and do not have any franchise or dealer agreements. Our vehicles will initially be available directly from us.

We plan to only establish and operate corporate retail stores in those states in the United States that do not restrict or prohibit certain retail sales models by vehicle manufacturers.

We are a development-stage EV company focusing on the market demand for EVs that are efficient, cost-effective and environmentally friendly methods for urban residents to commute and fleets. We believe that our flagship EV called the SOLO is the answer to such market demand. In addition, we have another EV candidates in early design development stage, the Tofino.

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19.

Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and with our partner Zongshen we have begun producing the SOLO for targeted deliveries to customers during early 2021. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. Government-imposed restrictions on travel and other “social-distancing” measures, such as restrictions on assembly of groups of persons, have the potential to disrupt supply chains for parts and sales channels for our products, and may result in labor shortages.

It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

Potential Impact of Tariffs

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the current U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate, or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). As indicated above, we envision that the base purchase price for our SOLO will be approximately US$18,500. As the landscape for tariffs involving imports to the United States from the People’s Republic of China (the “PRC”) has been changing over the past year, and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed an Economic and Trade Agreement commonly referred to as the “Phase 1 Trade Agreement”, which came into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Going Concern

Our principal activity is the development and manufacture of electric vehicles, and we are still in the development stage. We also manufacture high-end custom-built vehicles.

Our 2020 financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2020, we have commenced commercial production of the SOLO single seat EV and are not able to finance day-to-day activities through operations. Our continuation as a going concern depends upon the successful results from our electric vehicles manufacturing activities and our ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

As at September 30, 2020, we had begun production but had not yet had commercial delivery of our first electric vehicle. As at September 30, 2020, there have been no revenues from the sale of electric vehicles as any amounts received from the sale of pre-production electric vehicles were netted off against research and development costs as cost recovery. We have had minimal revenue from the sale of custom cars.

We intend to derive revenues from the sale of our SOLO, Tofino and other intended EV vehicles. The Tofino is still in early design development stage, and the first commercially-produced SOLOs are targeted for deliveries to customers during December 2020.

We incurred a net loss and comprehensive loss of $29,736,379 and $29,776,051, respectively, during the nine months ended September 30, 2020, and a net loss and comprehensive loss of $30,742,311 and $30,676,101, respectively, during the year ended December 31, 2019. We had cash and cash equivalents and a working capital surplus of $101,054,943 and $105,791,318, respectively, as at September 30, 2020, and of $11,095,848 and $15,478,918, respectively, as at December 31, 2019. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders.

These factors indicate the existence of a material uncertainty that casts substantial doubt about our ability to continue as a going concern.

Management intends to finance our operations over the next 12 months through private placement and/or public offerings of equity capital, strategic investments and revenues to be derived from the sale of electric vehicles and high-end custom vehicles.

Management does not intend to liquidate the entity or to cease operations and is operating in a highly competitive industry.

Events and conditions that may affect the going concern assumption

Financing

Our ability to continue as a going concern will depend on our continued ability to raise capital on acceptable terms. We incurred losses of $29,736,379 in the nine months ended September 30, 2020, and $30,742,311 in the year ended December 31, 2019, and anticipate incurring losses in our current fiscal year. We had negative operating cash flows of $16,211,631 for the nine months ended September 30, 2020, and $22,501,917 for the year ended December 31, 2019, and we anticipate negative operating cash flows during our current fiscal year. Although we had net current assets of $105,791,318, including cash and cash equivalents of $101,054,943, as at September 30, 2020, and anticipate deriving revenue this fiscal year from the sale of EVs and high-end custom cars, we believe that we will need additional financing to continue as a going concern. If we are unable to continue to access private and public capital on terms that are acceptable to us, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue as a going concern also depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in the Company’s competitive position which may materially and adversely affect our business, prospects, operating results and financial condition.

Selected Financial Information

	Nine Months Ended September 30, 2020 $	Nine Months Ended September 30, 2019 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Revenue	460,774	461,334	775,821	777,302
Gross Profit/(loss)	(62,227)	64,060	129,380	202,130

Operations:
Amortization	1,037,244	798,912	1,066,906	278,621
General & administration exp.	6,815,629	5,828,196	8,088,529	5,490,938
Research & development exp.	5,500,030	6,825,816	9,514,520	5,566,036
Sales & marketing exp.	1,462,515	1,265,346	1,743,855	1,386,901
Stock-based compensation exp.	6,930,434	4,148,806	6,816,321	3,228,508
Share-based payment exp.	-	206,516	213,720	1,109,531
Subtotal	21,745,852	19,073,592	27,443,851	17,060,535

Issuance cost allocated to derivative liability	Nil	Nil	Nil	1,493,554
Changes in fair value of derivative liability	7,758,928	3,412,917	2,926,392	(7,707,051)
Foreign exchange loss (gain)	868,028	479,721	795,172	(605,096)
Net loss for the period	29,736,379	22,682,124	30,742,311	10,038,145
Basic & diluted loss per Share	0.58	0.64	0.85	0.38

Balance sheet
Working capital	105,791,318	21,288,954	15,478,918	20,985,467
Total assets	122,849,658	35,228,727	30,281,892	29,480,731
Total long-term liabilities	11,308,319	8,559,511	7,930,924	4,752,875

Summary of Quarterly Results

The following table sets forth selected certain of our financial information for each of our last eight quarters:

Quarter Ending	Expenses $	Net Income (Loss) $	Basic and diluted earnings (loss) per share $
September 30, 2020	(8,783,869)	(14,891,853)	(0.21)
June 30, 2020	(6,100,203)	(12,936,345)	(0.28)
March 31, 2020	(6,861,780)	(1,908,181)	(0.05)
December 31, 2019	(8,370,259)	(8,060,187)	(0.22)
September 30, 2019	(7,870,707)	(5,333,621)	(0.14)
June 30, 2019	(4,931,140)	3,281,362	0.09
March 31, 2019	(6,271,745)	(20,629,865)	(0.62)
December 31, 2018	(4,785,088)	(2,127,636)	(0.07)

Results of Operations for the Three Months Ended September 30, 2020

We had revenues of $327,285 and $200,068 for the three months ended September 30, 2020 and 2019, respectively, all of which was derived from sales of custom cars by our subsidiary, InterMeccanica. The cost of revenue was $317,084 (2019: $134,470) providing a gross margin of $10,201 (2019: $65,598) or 3.1% (2019: 32.8%). Revenue for custom build vehicles is recognized when the Company has transferred control to the customer which generally occurs upon shipment. Currently, InterMeccanica has four Roadsters/Speedsters in various stages of production. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production Three Months Ended		Customer Deliveries Three Months Ended
Vehicle Type	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
SOLO – prototype, made in-house	0	5	0	5
SOLO – pre-production, made by Zongshen	4	6	0	0
SOLO – production, made by Zongshen	6	0	0	0
Roadster/Speedster	4	5	3	0

During the three months ended September 30, 2020, we incurred a comprehensive loss of $14,804,072 compared to a comprehensive loss of $5,347,878 for the corresponding period in 2019. The largest expense items that resulted in comprehensive loss for the three months ended September 30, 2020 were:

-	General and administrative expenses for the three months ended September 30, 2020 were $2,457,862, compared to $2,323,858 for the three months ended September 30, 2019. The following items are included in general and administrative expenses:

•	Rent expenses increased to $200,420 for the three months ended September 30, 2020, compared to $87,777 for the corresponding quarter ended September 30, 2019. The increase was related to the opening of retail locations in the United States.

•	Office expenses increased to $417,002 for the three months ended September 30, 2020, compared to $407,095 for the corresponding quarter ended September 30, 2019.

•	Legal and Professional expenses increased to $613,028 for the three months ended September 30, 2020, compared to $522,183 for the corresponding quarter ended September 30, 2019. The increase was related to legal expenses in connection with various financing, registration and compensation matters for the Company, as well as accounting expenses in connection with the Company’s Canadian Scientific Research and Experimental Development Tax Incentive Program (“SRED”) claim.

•	Consulting fees decreased to $271,259 for the three months ended September 30, 2020, compared to $535,303 for the corresponding quarter ended September 30, 2019. The decrease related to the use of fewer consultants for investor relations and executive advisory services.

•	Investor relations expenses, not including the consulting fees above, increased to $76,398 for the three months ended September 30, 2020, compared to $53,112 for the corresponding quarter ended September 30, 2019. The increase was related to share certificate storage and registrar services.

•	Salaries and employee related expenses increased to $879,755 for the three months ended September 30, 2020, compared to $718,388 for the corresponding quarter ended September 30, 2019. The increase was related to performance incentive increases to certain salaried employees and the addition of new employees due to growth of the Company.

-	Research and development expenses decreased to $2,053,366 for the three months ended September 30, 2020, compared to $3,266,756 for the corresponding quarter ended September 30, 2019. We continue to develop our first electric vehicle, the SOLO, together with our Tofino, an all-electric, two-seater roadster. All costs related to our pre-production vehicles are being expensed to research and development.

-	Sales and marketing expenses increased to $700,232 for the three months ended September 30, 2020, compared to $452,808 for the corresponding quarter ended September 30, 2019. The increase was related to brand asset development, digital communications and the expansion of our United States sales team.

-	Stock-based compensation charges for the three months ended September 30, 2020 were $2,980,352 (2019: $1,597,779). We issued 1,495,000 stock options to employees and consultants at exercise price of US$3.41 per share during the three months ended September 30, 2020. We also issued 507,849 restricted stock units (“RSU”s) and 44,623 deferred stock units (“DSU”s) to executives and directors, respectively, during the same period. The stock-based compensation charges related to stock options, RSUs and DSUs issued during current and previous quarters where charges are recognized over their vesting periods. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded vesting method.

-	Share-based payment expenses for the three months ended September 30, 2020 were $Nil (2019: ($39,426)). The share-based payment expenses relate to shares issued in exchange for services performed and are valued at the market price of our share price at the time of issuance.

Our operating loss for the three months ended September 30, 2020 increased to $8,773,668 (2019: $7,805,109). The increase in operating loss was caused by the aforementioned expenses for the quarter.

We recognized a loss related to changes in the fair values of derivative liabilities of $4,846,725 (2019: gain of $2,107,474) during the quarter mainly caused by the increase of our share price from US$2.25 at June 30, 2020 to US$2.49 at September 30, 2020, as well as the exercising of 1,274,000 warrants when our share prices were between US$2.63 and US$4.83. Warrants priced in US dollars are classified as derivative liabilities because our functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by us if the warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in our consolidated statements of comprehensive loss.

We also had a foreign exchange loss of $1,372,059 on net working capital (2019: gain $186,848) related to the fluctuations in the US dollar as compared to the Canadian dollar.

Net loss and comprehensive loss for the three months ended September 30, 2020 was $14,891,853 and $14,804,072, respectively (2019: $5,333,621 and $5,347,878).

Results of Operations for the Nine Months Ended September 30, 2020

We had revenues of $460,774 and $461,334 for the nine months ended September 30, 2020 and 2019, respectively, all of which were derived from sales of custom cars by our subsidiary, InterMeccanica. The cost of revenue was $523,001 (2019: $397,274) providing a gross loss of $62,227 (2019: gross margin $64,060) or -13.5% (2019: 13.9%). Revenue for custom build vehicles is recognized when the Company has transferred control to the customer which generally occurs upon shipment. Currently, InterMeccanica has four Roadsters/Speedsters in various stages of production. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

	Production Nine Months Ended		Customer Deliveries Nine Months Ended
Vehicle Type	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
SOLO – prototype, made in-house	0	8	1	8
SOLO – pre-production, made by Zongshen	10	50	0	0
SOLO – production, made by Zongshen	6	0	0	0
Roadster/Speedster	5	9	5	4

During the nine months ended September 30, 2020, we incurred a comprehensive loss of $29,776,051, compared to a comprehensive loss of $22,671,794 for the corresponding period in 2019. The largest expense items that resulted in the comprehensive loss for the nine months ended September 30, 2020 were:

-	General and administrative expenses for the nine months ended September 30, 2020 were $6,815,629, compared to $5,828,196 for the nine months ended September 30, 2019. The following items are included in general and administrative expenses:

•	Rent expenses increased to $407,785 for the nine months ended September 30, 2020, compared to from $283,261 for the corresponding period ended September 30, 2019. The increase was related to the opening of retail locations in the United States.

•	Office expenses increased to $1,190,088 for the nine months ended September 30, 2020, compared to $1,181,434 for the corresponding period ended September 30, 2019.

•	Legal and Professional expenses increased to $1,813,039 for the nine months ended September 30, 2020, compared to $1,343,885 for the corresponding period ended September 30, 2019. The increase was related to legal expenses in connection with the Company’s recent financing, registration, annual meeting and compensation matters, as well as accounting expenses in connection with the Company’s transfer pricing study and SRED tax filing and recruiting fees.

•	Consulting fees decreased to $1,045,137 for the nine months ended September 30, 2020, compared to $1,373,906 for the corresponding period ended September 30, 2019. The decrease in fees related to the use of fewer consultants for investor relations and executive advisory services, offset by an increase in directors’ fees.

•	Investor relations expenses, not including the consulting fees above, increased to $296,249 for the nine months ended September 30, 2020, compared to $261,814 for the corresponding period ended September 30, 2019. The increase was related to share certificate storage and registrar services.

•	Salaries and employee related expenses increased to $2,063,331 for the nine months ended September 30, 2020, compared to $1,383,896 for the corresponding period ended September 30, 2019. The increase was related to performance incentive increases to certain salaried employees and the addition of new employees due to growth of the Company.

-	Research and development expenses decreased to $5,500,030 for the nine months ended September 30, 2020, compared to $6,825,816 for the corresponding period ended September 30, 2019. We continue to develop our first electric vehicle, the SOLO, together with our Tofino, an all-electric, two-seater roadster. All costs related to our pre-production vehicles are being expensed to research and development.

-	Sales and marketing expenses increased to $1,462,515 for the nine months ended September 30, 2020, compared to $1,265,346 for the corresponding period ended September 30, 2019. The increase was related to brand asset development, digital communications and the expansion of our United States sales team.

-	Stock-based compensation charges for the nine months ended September 30, 2020 were $6,930,434 (2019: $4,148,806). We issued 1,495,000 stock options to employees and consultants at exercise price of US$3.41 per share during the nine months ended September 30, 2020. We also issued 507,849 RSUs and 44,623 DSUs to executives and directors, respectively, during the same period. The stock-based compensation charges relate to stock option, RSUs and DSUs issued during current and previous quarters where charges are recognized over their vesting periods. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded vesting method.

-	Share-based payment expenses for the nine months ended September 30, 2020 were $Nil (2019: $206,516). The share-based payment charges relate to shares issued in exchange for services performed and is valued at the market price of our share price at the time of issuance.

Our operating loss for the nine months ended September 30, 2020 increased to $21,808,079 (2019: $19,009,532). The increase in operating loss was caused by the aforementioned expenses for the period.

We recognized a loss related to changes in the fair values of derivative liabilities of $7,758,928 (2019: $3,412,917) during the nine month period mainly caused by the increase of our share price from US$2.15 at December 31, 2019 to US$2.49 at September 30, 2020, as well as the exercising of 1,274,000 warrants when our share prices were between US$2.63 and US$4.83. Warrants priced in US dollars are classified as derivative liabilities because our functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by us if the warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in our consolidated statements of comprehensive loss.

We also had a foreign exchange loss of $868,028 on net working capital (2019: $479,721) related to the fluctuations in the US dollar as compared to the Canadian dollar.

Net loss and comprehensive loss for the nine months ended September 30, 2020 was $29,736,379 and $29,776,051, respectively (2019: $22,682,124 and $22,671,794).

Liquidity and Capital Resources

Liquidity

Our operations consist of the designing, developing and manufacturing of electric vehicles. Our financial success depends upon our ability to market and sell our electric vehicles and to raise sufficient working capital to enable us to execute our business plan. Our historical capital needs have been met by the sale of our stock. Equity funding might not be possible at the times required by us. If no funds can be raised and sales of its electric vehicles do not produce sufficient net cash flow, then we may require a significant curtailing of operations to ensure our survival or we may be required to cease operations.

Our financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. We incurred a net loss of $29,736,379 during the nine months ended September 30, 2020, and had a cash and cash equivalents and a working capital surplus of $101,054,943 and $105,791,318, respectively. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of our creditors and shareholders. In the past the Company has relied on sales of its equity securities to meet its cash requirements. Funding from this or other sources might not be sufficient in the future to continue its operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations. The above indicates the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern.

As of September 30, 2020, we had 77,789,748 issued and outstanding shares and 110,672,989 shares on a fully-diluted basis. Our common shares and certain of our warrants began trading on the Nasdaq Capital Market on August 9, 2018.

We had $105,791,318 of working capital surplus as at September 30, 2020, compared to $15,478,918 of working capital surplus as at December 31, 2019. The increase in working capital resulted from cash generated from financing activities of $107,028,934 (2019: $18,440,778), offset by working capital used in operations of $16,211,631 (2019: $17,732,691) and investing activities of $818,536 (2019: $3,419,847) related to the additions to property, plant and equipment.

Capital Resources

As at September 30, 2020, we had cash and cash equivalents of $101,054,943 (2019: $11,095,848). We continue to pursue additional equity financing, although we might not ever be successful in such endeavors.

As at September 30, 2020, we had no outstanding commitments other than $1.6 million payable to our manufacturing partner, Zongshen, for the production of the SOLO (see note 5 to our condensed consolidated financial statements). On October 16, 2017, Jerry Kroll, a director, entered into a Share Pledge Agreement with Zongshen to guarantee the Company’s payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of US$4.00. As at September 30, 2020, the Company has commenced commercial production and delivered the first production vehicle and, therefore, the Company has paid 100% of the prototype tooling and molds, Accordingly, on October 28, 2020, the Share Pledge Agreement was terminated.

Financings

On March 27, 2020, the Company contracted with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each, an “Agent”, and collectively, the “Agents”) to sell common shares of the Company having an aggregate offering price of up to US$30,000,000 through the Agents (the “Sales Agreement”). On July 13, 2020, the Company and the Agents amended the Sales Agreement to increase the aggregate offering price to up to US$59,500,000.

In accordance with the terms of the Sales Agreement, the Company may offer and sell common shares from time to time through the Agent selected by the Company (the “Designated Agent”), acting as sales agent or, with consent of the Company, as principal. The common shares may be offered and sold by any method permitted by law deemed to be an “at the market” (“ATM”) offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market on any other existing trading market for the common shares, and, if expressly authorized by the Company, in negotiated transactions.

In addition, on June 10, 2020, the Company entered into a Placement Agency Agreement with Roth Capital Partners, LLC pursuant to which Roth Capital Partners acted as the placement agent for the Company, on a commercially reasonable “best efforts” basis, in connection with the proposed placement of 10,000,000 common shares pursuant to a registered direct offering (the “Registered Direct Offering”). On the same date, the Company entered into securities purchase agreements with institutional investors for the sale of 10,000,000 common shares at a price of US$2.00 per share for aggregate proceeds of US$20 million. The closing of the Registered Direct Offering took place on June 12, 2020.

From March 30, 2020 to September 25, 2020, the Company issued 28,978,936 common shares for the ATM offering under the Sales Agreement for gross proceeds of $79,824,390 (US$59,500,000).

During the nine months ended September 30,2020, we issued the following common shares pursuant to the ATM offering as well as pursuant to the Registered Direct Offering:

Issuance of Shares	Number of Shares Issued	Cash Proceeds
ATM offerings	28,978,936	$79,824,390
Registered Direct Offering	10,000,000	$27,174,615
Share issuance costs		$(4,692,115)

Statement of Cash Flows

During the nine month period ended September 30, 2020, our net cash increased by $89,998,767 (2019: decrease $2,711,760), which included net cash used in operating activities of $16,211,631 (2019: $17,732,691), net cash used in investing activities of $818,536 (2019: $3,419,847), net cash provided by financing activities of $107,028,934 (2019: $18,440,778) and the effect of the exchange rate on cash and cash equivalents of ($39,672) (2019: $10,330).

Cash Flow used in Operating Activities

Cash flow used in operating activities totaled $16,221,631 and $17,732,691 during the nine months ended September 30, 2020 and 2019, respectively. Cash used in operating activities decreased in 2020 as a result of a decrease in accounts receivable of $221,915, an increase in pre-paid expenses of $277,225, an increase in inventory of $626,257, a decrease in trade payables and accrued liabilities of $1,403,801, an increase in customer deposits and construction contract liability of $35,316 and a net loss during the period of $29,736,379.

Cash Flow used in Investing Activities

During the nine month period ended September 30, 2020, investing activities used cash of $818,536 for expenditures on plant and equipment and investments in restricted cash, as compared to investing activities using cash of $3,419,847 for the same period last year, from the net result of expenditures on plant and equipment and the acquisition of intangible assets offset by cash provided by investments in restricted cash.

Cash flow provided by Financing Activities

During the nine month period ended September 30, 2020, financing activities provided cash of $107,028,934 from the proceeds on issuance of common shares, proceeds from the issuance of common shares for warrants and stock options exercised, interest received and lease payments received for net investment in sublease, which was offset by cash used for interest paid, repayment of shareholder loans and repayment of leases, as compared to $18,440,778 for the same period last year, mainly from the proceeds on issuance of common shares and proceeds from the issuance of common shares for warrants exercised during the period.

Trends and Uncertainties

Due to our short operating history, except as noted below, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Potential Impact of the COVID-19 Pandemic

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, and we anticipate that Zongshen remains on track to produce the SOLO for deliveries to customers during early 2021. However, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. We do not yet know the full extent of any impact on our business or our operations, however, we will continue to monitor the COVID-19 situation closely, and intend to follow health and safety guidelines as they evolve.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

Transactions with Related Parties

In addition to the amounts or arrangements disclosed herein, the following transactions with related parties have occurred.

Related party balances

The following amounts are due to related parties

	September 30, 2020	December 31, 2019
Shareholder loan	$-	$2,076
Due to related parties	398	275,512
	$398	$277,588

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	9 months ended
	September 30 2020	September 30 2019
Directors’ fees	$335,645	$296,201
Consulting fees	125,004	382,701
Salaries	1,022,440	515,684
Stock-based compensation	5,351,490	3,328,759
	$6,834,579	$4,523,345

Incentive Stock Options

We granted an aggregate of 1,495,000 stock options during the nine months ended September 30, 2020. The following table represents the number of stock options that are outstanding as at September 30, 2020.

Date of Grant	Number of Options	Price Per Option		Expiry Date
11-Jun-2015	2,045,455		$0.30	11-Jun-2022
13-Aug-2015	119,318		$0.30	31-Oct-2020 to 13-Aug-2022
9-Dec-2015	462,211		$0.80	31-Oct-2020 to 9-Dec-2022
7-Mar-2016	12,500		$0.80	7-Mar-2023
21-Jun-2016	12,500		$2.00	21-Jun-2023
17-Feb-2017	200,934		$2.00	31-Oct-2020 to 17-Feb-2024
8-Aug-2017	50,000		$2.00	8-Aug-2024
5-Jan-2018	147,392	US$	9.60	31-Jan-2021 to 5-Jan-2025
8-Aug-2018	38,544	US$	6.18	8-Aug-2025
30-Nov-2018	347,834	US$	5.00	30-Nov-2020 to 30-Nov-2023
19-Mar-2019	1,228,182	US$	3.40	18-Dec-2020 to 19-Mar-2026
24-Jun-2019	700,000	US$	2.62	25-Jun-2022
4-Aug-2019	1,250,000	US$	2.45	4-Aug-2026
9-Aug-2019	131,818	US$	2.53	9-Aug-2026
17-Oct-2019	120,000	US$	1.80	17-Oct-2026
6-Dec-2019	5,050,000	US$	1.91	6-Dec-2026
22-Jul-2020	1,458,750	US$	3.41	22-Jul-2027

Restricted Stock Units

We granted an aggregate of 507,849 RSUs during the nine months ended September 30, 2020. The following table represents the number of RSUs that are outstanding as at September 30, 2020.

Date of Grant	Number of Units	Deemed Value per Unit		Expiry Date
20-Jul-2020	507,849	US$	3.44	20-Jul-2030

Deferred Stock Units

We granted an aggregate of 44,623 DSUs during the nine months ended September 30, 2020. The following table represents the number of DSUs that are outstanding as at September 30, 2020.

Date of Grant	Number of Units	Deemed Value per Unit		Expiry Date
22-Jul-2020	44,623	US$	3.41	22-Jul-2030

Subsequent Events

From October 1, 2020 to the reporting date, the Company issued 98,750 shares at prices of $2.00 per share for gross proceeds of $197,500 from the exercise of warrants by various investors.

From October 1, 2020 to the reporting date, the Company issued 77,500 shares at prices of $0.30 to $2.00 per share for gross proceeds of $58,750 from the exercise of stock options by various Company employees and consultants.

Critical Accounting Policies and Estimates

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined under “Critical Accounting Policies and Estimates” in the Company’s Annual Report on Form 20-F. This section should be read in conjunction with the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2019 filed on March 25, 2020.

Statement of compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Basis of preparation

Our interim condensed consolidated financial statements have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

Our interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., InterMeccanica from the date of its acquisition on October 18, 2017, EMV Automotive Technology (Chongqing) Inc. from the date of its incorporation on October 15, 2019, and SOLO EV, LLC from the date of its formation on November 22, 2019. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions, where there is significant risk of material adjustments to assets and liabilities in future accounting periods, include the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, fair value measurements for financial instruments and share-based payments and the recoverability and measurement of deferred tax assets.

The COVID-19 outbreak brings significant uncertainty as to the potential impact on our operations, supply chains for parts and sales channels for our products and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. Therefore, the Company has not changed any estimates and assumptions in the preparation of the financial statements.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

•	the classification of financial instruments; and

•	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Change in accounting policies

Leases

As a lessor

When the Company acts as an intermediate lessor it determines at lease inception whether each lease is a finance lease or an operating lease and accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease and not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sublease as an operating lease.

Deferred revenue

Deferred revenue consists primarily of advance payments that may be made to the Company by its manufacturing partner in China, Zongshen, for royalties to be derived from the sales of SOLOs by Zongshen in China when any such sales, if any, are made in accordance with the terms of our manufacturing agreement. The deferred revenue from any such royalties will be recognized in profit or loss on a periodic basis as and when the Zongshen builds and sells the permitted number of SOLOs in China under the manufacturing agreement.

Government grants

A government grant is recognized if there is reasonable assurance that it will be received and that the Company will comply with the conditions associated with the grant. If the conditions are met, the Company recognizes the grant in profit or loss on a systematic basis in line with its recognition of the expenses that the grant is intended to compensate. For grants related to income, the Company can elect to either offset the grant against the related expenditure or include it in other income. Government assistance received by the Company during the period have been accounted for as government grants related to income and have been included in other income.

RSUs

RSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current Stock Incentive Plan (the “Plan”) which was ratified by Company shareholders on July 9, 2020. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss over the vesting period.

DSUs

DSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Plan. DSUs are accounted for as equity-settled share based payment transactions as the terms of a DSU provide the Company with the choice of whether to settle in cash or by issuing equity instruments. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss in the period they are granted (immediate vesting)

Item 3. Quantitative and Qualitative Disclosure About Market Risk

We are exposed in varying degrees to a variety of financial instrument related risks. Our Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes and interest receivable from major financial institutions with high credit ratings.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2020:

At September 30, 2020	Within one year	Between one and five years	More than five years
Trade payables	$499,925	-	-
Accrued liabilities	2,032,961	-	-
Due to related parties	398	-	-
Shareholder loan	-	-	-
	$2,533,284	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	$100,062,788	$10,555,007
Restricted cash	84,031	81,981
Receivables	136,606	192,998
Trade payables and accrued liabilities	(2,080,400)	(105,896)
	$98,203,025	$10,724,090

Based on the above net exposures, as at September 30, 2020, a 10% change in the US dollar to Canadian dollar exchange rate would impact the Company’s net loss by $9,820,302 (2019: $1,489,014).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of 12 months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $830,344 for the nine months ended September 30, 2020 (2019: $139,130).

Classification of financial instruments

Financial assets included in our consolidated statements of financial position are as follows:

	September30, 2020	December 31, 2019
Amortized cost:
Cash and cash equivalents	$101,054,943	$11,095,848
Restricted cash	186,570	184,314
Receivables	185,399	144,391
	$101,426,912	$11,424,553

Financial liabilities included in our consolidated statements of financial position are as follows:

	September 30, 2020	December 31, 2019
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$2,533,284	$2,128,226
Shareholder loan	-	2,076

Derivative financial liabilities:
Derivative liability	10,473,131	7,072,134
	$13,006,415	$9,202,436

Fair value

The fair value of the Company’s financial assets and liabilities, other than the derivative liability which is measured at fair value, approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value as at September 30, 2020 consisted of the derivative liability which includes transferrable warrants and non-transferrable warrants. Transferrable warrants are measured using level 1 inputs and non-transferrable warrants are measured using level 2 inputs.

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on the Nasdaq Capital Market.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility. At September 30, 2020, if the volatility used was increased by 10%, the impact would be an increase to the derivative liability of $412,330 (2019: $544,540) with a corresponding increase in comprehensive loss.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report, being September 30, 2020. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2020.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting in the nine months ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, affiliates or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Item 1A. Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Quarter Report, including our financial statements and related notes, before you make an investment decision concerning our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements” herein.

We have not been successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

We have no revenue from the sale of electric vehicles and we will require a significant amount of capital to carry out our proposed business plan to develop, manufacture, sell and service electric vehicles. There is substantial doubt as to the ability of our Company to continue as a going concern.

We incurred a net loss and comprehensive loss of $29,736,379 and $29,776,051 respectively, during the nine months ended September 30, 2020, and a net loss and comprehensive loss of $30,742,311 and $30,676,101, respectively, during the year ended December 31, 2019. Although we had a cash and cash equivalents and a working capital surplus of $101,054,943 and $105,791,318, respectively, as at September 30, 2020, and of $11,095,848 and $15,478,918, respectively, at December 31, 2019, we believe that we will need significant additional equity financing to continue as a going concern, given that, among other things:

•	we have begun the commercial production or sale of our flagship vehicle, the SOLO, and we expect to incur significant ramp-up in costs and expenses through the launch of the vehicle;
•

we anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses, and our achieving profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products; and

•	we do not anticipate that we will be eligible to obtain bank loans or other forms of debt financing on terms that would be acceptable to us.

We anticipate generating a significant loss for the current fiscal year. The report of independent registered public accounting firm on our audited financial statements for fiscal 2019 includes an explanatory paragraph relating to our ability to continue as a going concern.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. Even though we have recently launched the SOLO into commercial production, and even if we launch the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2020, and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have begun production but not the commercial delivery of our first electric vehicle. To date we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-production electric vehicles were netted off against research and development costs as cost recovery and have had minimal revenue from the sale of non-electric custom cars. We intend to derive revenues from the sales of our SOLO vehicle, our Tofino vehicle and other intended EVs. The Tofino is still in the early design development stage, and the first commercially-produced SOLOs are targeted to be delivered to our customers during early 2021. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We have a history of operating losses and we expect our operating losses to accelerate and materially increase for the foreseeable future.

We generated net loss of $29,736,379 for the nine months ended September 30, 2020, bringing our accumulated deficit to $91,852,387. Without a loss related to changes in the fair values of derivative liabilities of $7,758,928 we would have had a less significant net loss. Our loss before income taxes for the nine months ended September 30, 2020 increased to $29,775,512, as compared to $22,736,053 for the corresponding period in 2019. We anticipate generating a significant loss for the current fiscal year. The report of the independent registered public accounting firm on our financial statements for the year ended December 31, 2019 included an explanatory paragraph relating to our ability to continue as a going concern.

We have minimal revenue and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate revenues in the near term. We have begun the commercial production but not yet the delivery of our flagship vehicle, the SOLO, and we expect to incur significant additional costs and expenses through the launch of the vehicle. Even with the launch of the SOLO into commercial production, and even if we are able to launch the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability we must have a successful commercial introduction and acceptance of our vehicles, which may not occur. We expect that our operating losses will increase substantially in 2020 and thereafter, and we also expect to continue to incur operating losses and to experience negative cash flows for the next several years.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our vehicles and their components;
•	develop and equip our manufacturing facility;
•	build up inventories of parts and components for the SOLO, the Tofino and other intended EVs;
•	open Electrameccanica stores;
•	expand our design, development, maintenance and repair capabilities;
•	develop and increase our sales and marketing activities; and
•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in profits or even revenues, which would further increase our losses.

Our ability to achieve profitability will depend, in part, on our ability to materially reduce the bill of materials and per unit manufacturing cost of our products.

We anticipate that the gross profit generated from the sale of the SOLO will not be sufficient to cover our operating expenses. To achieve our operating and strategic goals while remaining competitive, we will, among other things, need to reduce the bill of materials and the per-unit manufacturing cost of the SOLO. We expect the primary factors to contribute to a reduced bill of materials and per unit manufacturing cost to include:

•	continued product development to make the SOLO easier and cheaper to mass produce commercially;

•	our ability to utilize less expensive suppliers and components that meet the requirements for the SOLO;

•	increasing the volume of components that we purchase in order to take advantage of volume-based pricing discounts;

•	improving assembly efficiency;

•	enhancing the automation of our strategic manufacturing partner’s facility to increase volume and reduce labor costs; and

•	increasing our volume to leverage manufacturing overhead costs.

Continued product development is subject to feasibility and engineering risks. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of one or more factors that negatively impact the manufacturing or sales of the SOLO, or reduce our manufacturing efficiency, may prevent us from achieving our desired reduction in manufacturing costs, which would negatively affect our operating results and may prevent us from attaining profitability.

We currently have negative operating cash flows, and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

To carry out our proposed business plan for the next 12 months to develop, manufacture, sell and service electric vehicles we will require additional capital.

To carry out our proposed business plan for the next 12 months, we estimate that we will have approximately $52 million in addition to cash on hand at September 30, 2020. If cash on hand, revenue from the sale of our cars, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings and/or shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, may not be available on terms that are acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of future financings may adversely impact your investment.

We may have to engage in common equity, debt or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops and could adversely affect the market price.

Our future growth depends upon consumers’ willingness to adopt three-wheeled single-seat electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of, any reduced demand for alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single seat electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•

perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•	perceptions about vehicle safety in general and, in particular, safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;
•	the limited range over which electric vehicles may be driven on a single battery charge;
•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;
•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;
•	improvements in the fuel economy of the internal combustion engine;
•	the availability of service for electric vehicles;
•	the environmental consciousness of consumers;
•	volatility in the cost of oil and gasoline;
•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;
•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and
•	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and eight years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology and, in particular, battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us depend upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single seat electric vehicle, and have targeted mainly urban residents of modest means and fleets. We will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on a third-party for our near-term manufacturing needs.

In October 2017, we entered into a manufacturing agreement with Zongshen, a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., located in Chongqing, China. Under the agreement, Zongshen has contracted to produce 75,000 SOLO vehicles in the three full years from the commencement of production. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfil its obligations under that manufacturing agreement. Zongshen’s ability to fulfil its obligations is outside of our control and depends on a variety of factors, including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. Our manufacturing agreement with Zongshen provides that non-performance by either us or Zongshen shall be excused to the extent that such performance is rendered impossible by strike, fire, flood, earthquake or governmental acts, orders or restrictions; provided that either we or Zongshen, as applicable, use commercially reasonable efforts to mitigate the impact of such non-performance. Notwithstanding any such efforts, any such non-performance by either us or Zongshen shall be cause for termination of the manufacturing agreement by the other party if the non-performance continues for more than six months. The novel coronavirus (COVID-19) pandemic or measures taken by the Chinese government relating thereto may result in non-performance by Zongshen under our manufacturing agreement. If Zongshen is unable to fulfil its obligations or is only able to partially fulfil its obligations under our existing manufacturing agreement with them, or if Zongshen either voluntarily or is forced to terminate our agreement with them, either as a result of the coronavirus outbreak, the Chinese government’s measures relating thereto or otherwise, we will not be able to produce or sell our SOLO vehicle in the volumes anticipated and on the timetable that we anticipate, if at all.

The impact of the novel coronavirus (COVID-19) pandemic on the global economy and our operations remains uncertain, which could have a material adverse impact on our business, results of operations and financial condition and on the market price of our common shares.

In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China. COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Although our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations (including, without limitation, staffing levels), supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent months. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

We do not currently have all arrangements in place that are required to allow us to fully execute our business plan.

To sell our vehicles as envisioned we will need to enter into certain additional agreements and arrangements that are not currently in place. These include entering into agreements with distributors, arranging for the transportation of the commercially-produced SOLOs to be delivered pursuant to our manufacturing agreement with Zongshen and obtaining battery and other essential supplies in the quantities that we require. If we are unable to enter into such agreements, or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer and Corporate Secretary. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire suitable replacements. We have obtained “key person” insurance on certain key personnel.

Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market. If we are unable to implement our business plans in the timeframe estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our Company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO, the Tofino or any future model EV satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If we are unable to reduce and adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. With the Tofino we are still in early design development phase, whereby the similar evaluations are further behind.

We have very limited experience servicing our vehicles. If we are unable to address the service and warranty requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We have very limited experience servicing our vehicles. We have begun production of the SOLO vehicles for targeted deliveries during early 2021. The total number of production SOLOs that we have produced as at September 30, 2020 is 6. The total number of SOLOs that we have produced as pre-production as of September 30, 2020 is 124 (64 from Canada and 60 from Zongshen). Throughout its history, our subsidiary, InterMeccanica, has produced approximately 2,500 cars, which include providing after sales support and servicing. We only have limited experience servicing the SOLO as a limited number of SOLOs have been produced. Servicing electric vehicles on a mass scale is different than servicing electric vehicles and vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques on a mass scale.

In addition, we presently expect that our warranty covering the SOLO will cover 24 months, however, the final details on such coverage have not yet been completed. Furthermore, the SOLO battery pack is expected to have a 60-month warranty period, however, the final details on the exact warranty specifications is still being determined and is being developed in conjunction with our battery pack and cell suppliers.

We may not succeed in establishing, maintaining and strengthening the ElectraMeccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the ElectraMeccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the ElectraMeccanica brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber and non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•

the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our SOLO, and the Tofino. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives that are offered to purchasers of EVs or persons installing home charging stations, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;
•	forecasting production and revenue;
•	controlling expenses and investments in anticipation of expanded operations;
•	establishing or expanding design, manufacturing, sales and service facilities;
•	implementing and enhancing administrative infrastructure, systems and processes;

•	addressing new markets; and
•	establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians, for our electric vehicles. Competition for individuals with experience in designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a manufacturing agreement with Zongshen to produce 75,000 SOLO vehicles in the first three full years from the commencement of production. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or that of Zongshen or our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $30 million on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage or outside of our coverage may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time we may receive communications from third parties that allege our products are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do things that include one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
•	pay substantial damages;
•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
•	redesign our vehicles or other goods or services to avoid infringing the third-party intellectual property; or
•	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia), and our executive offices are located outside of the United States in Vancouver, British Columbia. Three of our four officers, our auditor and all but four of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and any experts named in this Quarterly Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. In June 2018, the current U.S. administration imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion on goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the west coast of North America. If a trade war were to escalate, or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule of the United States that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the suggested retail purchase price for our SOLO will be US$18,500. As the landscape for tariffs involving imports to the United States from the PRC has been changing over the past year and may change again, we have not determined how to adjust the purchase price in the United States in response to the recent tariff increase.

On January 15, 2020, the United States and the PRC signed the Phase 1 Trade Agreement which came into force on February 14, 2020. Notwithstanding the coming into force of the Phase 1 Trade Agreement, the United States will maintain its tariffs on cars built in China and shipped to the United States.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The legal system in the PRC is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various production services in the PRC. Zongshen, our manufacturing partner, is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time we may have to resort to administrative and court proceedings to enforce our legal rights or Zongshen may have to resort to administrative and court proceedings to fulfill its obligations under the manufacturing agreement. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or Zongshen may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own a large controlling percentage of our common shares.

As of November 10, 2020, our executive officers and directors beneficially owned, in the aggregate, approximately 23.58% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants, stock options, RSUs and DSUs which have vested. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. Our Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of our outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares your proportionate ownership interest and voting power could be decreased. Furthermore, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we had 13,297,938 options and 18,856,581 warrants outstanding as of November 10, 2020. The exercise price of some of these options and warrants is below our current market price, and you could purchase shares in the market at a price in excess of the exercise price of our outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the common shares you have or acquire could be diluted as well. As a result, the market value of our common shares could significantly decrease as well.

Issuances of our preferred stock may adversely affect the rights of the holders of our common shares and reduce the value of our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of shares of preferred stock. Our Board of Directors has the authority to create one or more series of preferred stock and, without shareholder approval, issue shares of preferred stock with rights superior to the rights of the holders of common shares. As a result, shares of preferred stock could be issued quickly and easily, adversely affecting the rights of holder of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we currently have no plans to create any series of preferred stock and have no present plans to issue any shares of preferred stock, any creation and issuance of preferred stock in the future could adversely affect the rights of the holders of common shares and reduce the value of our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the Nasdaq Capital Market in August 2018, and before that it had been trading on the OTCQB in September 2017. The historical volume of trading has been low (within the past year, the fewest number of our shares that were traded on the Nasdaq Capital Market was 28,706 shares daily), and the share price has fluctuated significantly (since trading began on the Nasdaq Capital Market our closing price has been as low as US$0.91 and as high as US$5.15). The share price for our common shares could decline due to the impact of any of the following factors:

•	sales or potential sales of substantial amounts of our common shares;
•	announcements about us or about our competitors;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the automobile industry;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	change in general economic trends; and

•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for automobile companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares regardless of our actual operating performance.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

Financial Industry Regulation Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our common shares, have an adverse effect on the market for our common shares and, thereby, depress their market prices.

Our common shares have been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your common shares to raise money or otherwise desire to liquidate your shares.

From October 2017 until August 2018, our common shares were quoted on the OTCQB where they were “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time was relatively small or non-existent. Since we listed on the Nasdaq Capital Market in August 2018, the volume of our common shares traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common shares may not develop or be sustained.

Volatility in our common shares or warrant price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share or warrant prices may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receive from U.S. reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” and including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company”, as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (1) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

This Quarterly Report was included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. Please see the other exhibits to such Form 6-K, which are incorporated by reference herein.

ElectraMeccanica Vehicles Corp.

Interim Condensed Consolidated Financial Statements

September 30, 2020 and 2019 (Unaudited)

Expressed in Canadian Dollars

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	3	$101,054,943	$11,095,848
Receivables	4	254,493	440,930
Prepaid expenses		6,949,555	6,580,976
Inventory		1,376,408	750,151
		109,635,399	18,867,905
Non-current assets
Restricted cash		186,570	184,314
Plant and equipment	5	11,672,818	9,990,542
Net investment in sublease	6	119,490	-
Goodwill and other intangible assets	7	1,235,381	1,239,131
TOTAL ASSETS		$122,849,658	$30,281,892
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	2,533,284	2,128,226
Customer deposits		422,604	411,479
Construction contract liability		223,656	199,465
Shareholder loan		-	2,076
Deferred income tax		4,250	42,855
Current portion of lease liabilities	9	660,287	604,886
		3,844,081	3,388,987
Non-current liabilities
Derivative liability[1]	10	10,473,131	7,072,134
Lease liabilities	9	683,379	858,790
Deferred revenue		151,809	-
TOTAL LIABILITIES		15,152,400	11,319,911
EQUITY
Share capital	11	178,274,996	66,574,255
Deficit		(91,852,387)	(62,116,008)
Reserves		21,274,649	14,503,734
TOTAL EQUITY		107,697,258	18,961,981
TOTAL LIABILITIES AND EQUITY		$122,849,658	$30,281,892

Nature and continuance of operations (Note 1)

Lease commitments (Note 21)

On behalf of the Board of Directors

Director	Director

1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 10.

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Three months ended		Nine months ended
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenue		$327,285	$200,068	$460,774	$461,334
Cost of revenue		317,084	134,470	523,001	397,274
Gross profit / (loss)		10,201	65,598	(62,227)	64,060
Operating expenses
Amortization	5	592,057	268,932	1,037,244	798,912
General and administrative expenses	13	2,457,862	2,323,858	6,815,629	5,828,196
Research and development expenses	14	2,053,366	3,266,756	5,500,030	6,825,816
Sales and marketing expenses	15	700,232	452,808	1,462,515	1,265,346
Stock-based compensation expense	11	2,980,352	1,597,779	6,930,434	4,148,806
Share-based payment expense	11	-	(39,426)	-	206,516
		8,783,869	7,870,707	21,745,852	19,073,592
Operating loss		(8,773,668)	(7,805,109)	(21,808,079)	(19,009,532)
Other items
Interest income		(93,024)	(152,561)	(145,687)	(94,478)
Changes in fair value of derivative liability	10	4,846,725	(2,107,474)	7,758,928	3,412,917
Lease modification loss		32,486	-	32,486	-
Other Income	16	(27,127)	(17,711)	(546,322)	(71,639)
Foreign exchange (gain)/loss		1,372,059	(186,848)	868,028	479,721

Loss before taxes		(14,904,787)	(5,340,515)	(29,775,512)	(22,736,053)
Current income tax expense/(recovery)		(1,604)	-	(528)	2,140
Deferred income tax recovery		(11,330)	(6,894)	(38,605)	(56,069)

Net loss		(14,891,853)	(5,333,621)	(29,736,379)	(22,682,124)

Other comprehensive income/(loss)		87,781	(14,257)	(39,672)	10,330

Comprehensive Loss		$(14,804,072)	$(5,347,878)	$(29,776,051)	$(22,671,794)
Loss per share – basic and fully diluted		$(0.21)	$(0.14)	$(0.58)	$(0.64)
Weighted average number of shares outstanding – basic and fully diluted	11	69,948,843	36,957,731	51,080,739	35,651,311

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

		Share capital
	Note	Number of shares	Amount net of share issue cost	Share-based payment reserve	Foreign Currency Translation Reserve	Deficit	Total
Balance at December 31, 2018		32,332,343	$46,622,299	$7,667,591	$(10,005)	$(31,373,697)	$22,906,188
Shares issued for cash		3,333,334	14,725,221	-	-	-	14,725,221
Shares issued pursuant to exercise of warrants		1,046,300	4,657,266	-	-	-	4,657,266
Shares issued for services		93,020	201,077	-	-	-	201,077
Stock-based compensation		-	-	1,999,992	-	-	1,999,992
Comprehensive loss for the quarter		-	-	-	2,683	(20,629,865)	(20,627,182)
Balance at March 31, 2019		36,804,997	$66,205,863	$9,667,583	$(7,322)	$(52,003,562)	$23,862,562
Shares issued cost		-	(10,425)	-	-	-	(10,425)
Shares issued pursuant to exercise of warrants		70,023	145,153	-	-	-	145,153
Shares issued for services		41,030	171,101	-	-	-	171,101
Shares issued pursuant to exercise of options		43,760	47,539	(12,531)	-	-	35,008
Stock-based compensation		-	-	551,035	-	-	551,035
Comprehensive gain for the quarter		-	-	-	21,904	3,281,362	3,303,266
Balance at June 30, 2019		36,959,810	$66,559,231	$10,206,087	$14,582	$(48,722,200)	$28,057,700
Shares issued cost		-	(15,699)	-	-	-	(15,699)
Shares issued for services		3,010	10,766	-	-	-	10,766
Shares cancelled		(10,000)	(50,192)	-	-	-	(50,192)
Stock-based compensation		-	-	1,597,779	-	-	1,597,779
Comprehensive loss for the quarter		-	-	-	(14,257)	(5,333,621)	(5,347,878)
Balance at September 30, 2019		36,952,820	$66,504,106	$11,803,866	$325	$(54,055,821)	$24,252,476
Balance at December 31, 2019		37,049,374	$66,574,255	$14,447,529	$56,205	$(62,116,008)	$18,961,981
Shares issued for cash	11	7,500	11,158	-	-	-	11,158
Shares issued cost	11	-	(73,330)	-	-	-	(73,330)
Stock-based compensation	11	-	-	2,534,558	-	-	2,534,558
Comprehensive loss for the quarter		-	-	-	(259,121)	(1,908,181)	(2,167,302)
Balance at March 31, 2020		37,056,874	$66,512,083	$16,982,087	$(202,916)	$(64,024,189)	$19,267,065
Shares issued for cash		25,913,365	52,420,971	-	-	-	52,420,971
Shares issued cost	11	-	(2,890,382)	-	-	-	(2,890,382)
Shares issued pursuant to exercise of options	11	25,000	13,004	(5,504)	-	-	7,500
Shares issued pursuant to exercise of warrants	11	187,500	150,000	-	-	-	150,000
Stock-based compensation	11	-	-	1,415,525	-	-	1,415,525
Comprehensive loss for the quarter		-	-	-	131,668	(12,936,345)	(12,804,677)
Balance at June 30, 2020		63,182,739	$116,205,676	$18,392,108	$(71,248)	$(76,960,534)	$57,566,002
Shares issued for cash	11	13,058,071	54,566,876	-	-	-	54,566,876
Shares issued cost	11	-	(1,728,403)	-	-	-	(17,28,403)
Shares issued pursuant to exercise of options	11	135,171	126,867	(38,224)	-	-	88,643
Shares issued pursuant to exercise of warrants	11	1,413,767	9,103,980	(76,120)	-	-	9,027,860
Stock-based compensation	11	-	-	2,980,352	-	-	2,980,352
Comprehensive loss for the quarter		-	-	-	87,781	(14,891,853)	(14,804,072)
Balance at September 30, 2020		77,789,748	$178,274,996	$21,258,116	$16,533	$(91,852,387)	$107,697,258

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating activities
Loss for the quarter	$(14,891,853)	$(5,333,621)	$(29,736,379)	$(22,682,124)
Adjustments for:
Amortization	592,057	268,932	1,037,244	798,912
Stock-based compensation expense	2,980,352	1,597,779	6,930,434	4,148,806
Share-based payment expense	-	(39,426)	-	206,516
Interest income	(93,024)	(152,561)	(145,687)	(94,478)
Lease modification loss	32,486	-	32,486	-
Changes in fair value of derivative liability	4,846,725	(2,107,474)	7,758,928	3,412,917
Deferred income tax recovery	(11,330)	(6,894)	(38,605)	(56,069)
Changes in non-cash working capital items:
Receivables	71,042	1,448,744	221,915	932,425
Prepaid expenses	(529,435)	851,321	(277,225)	(3,959,468)
Inventory	(66,750)	198,103	(626,257)	(444,079)
Trade payables and accrued liabilities	(124,733)	391,756	(1,403,801)	(93,305)
Customer deposits and construction contract liability	(46,637)	41,522	35,316	97,256
Net cash flows used in operating activities	(7,241,100)	(2,841,819)	(16,211,631)	(17,732,691)
Investing activities
Investments in restricted cash	1,893	(589)	(2,256)	1,042
Expenditures on plant and equipment	(476,396)	(2,147,066)	(816,280)	(3,415,881)
Acquisition of intangible assets	-	(13,050)	-	(5,008)
Net cash flows used in investing activities	(474,503)	(2,160,705)	(818,536)	(3,419,847)
Financing activities
Interest received	13,361	58,605	207,227	70,692
Interest from net investment in sublease	1,461	-	10,456	-
Interest paid	(8)	(258)	(403)	(408)
Interest on lease payments	(24,923)	(36,488)	(81,274)	(104,673)
Repayment of shareholder loans	-	(1,038)	(2,076)	(3,115)
Repayment of leases	(168,782)	(151,462)	(461,454)	(451,109)
Payment received for net investment in sublease	11,860	-	71,324	-
Proceeds on issuance of common shares – net of issue costs	52,838,472	(15,699)	102,369,062	14,699,097
Proceeds from issuance of common shares for options exercised	88,643	-	96,143	35,008
Proceeds from issuance of common shares for warrants exercised	4,669,929	-	4,819,929	4,195,286
Net cash flows from/(used in) financing activities	57,430,013	(146,340)	107,028,934	18,440,778
Increase/(decrease) in cash and cash equivalents	49,714,410	(5,148,864)	89,998,767	(2,711,760)
Effect of exchange rate changes on cash	87,781	(14,257)	(39,672)	10,330
Cash and cash equivalents, beginning	51,252,752	21,388,624	11,095,848	18,926,933
Cash and cash equivalents, ending	$101,054,943	$16,225,503	$101,054,943	$16,225,503

The accompanying notes are an integral part of these consolidated financial statements

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

1.             Nature and continuance of operations

ElectraMeccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015, under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles (“EV”s). The Company acquired InterMeccanica International Inc. (“InterMeccanica”) on October 18, 2017, and whose principal activity is the development and manufacturing of high-end custom-built vehicles. On January 22, 2018, the Company incorporated a wholly owned subsidiary, EMV Automotive USA Inc., in Nevada, USA. On October 15, 2019, the Company incorporated a wholly owned subsidiary, EMV Automotive Technology (Chongqing) Inc., in Chongqing, China. On November 22, 2019, the Company incorporated SOLO EV, LLC, a wholly owned subsidiary of EMV Automotive USA Inc., in Michigan, USA.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The Company’s principal activity is the development and manufacture of EVs. As at September 30, 2020, the Company has commenced commercial production of the SOLO single seat EV and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its electric vehicle manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

The Company has begun production but has not had commercial delivery of its first electric vehicle. As at September 30, 2020, there have been no revenues from the sale of electric vehicles as any amounts received from the sale of pre-production electric vehicles were netted off against research and development costs as cost recovery.

It is anticipated that significant additional funding will be required. These factors indicate the existence of a material uncertainty that cast substantial doubt about the Company’s ability to continue as a going concern. Management primarily intends to finance its operations over the next 12 months through sales of the SOLO, private placements and/or public offerings of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its consolidated statement of financial position.

2.             Significant accounting policies and basis of preparation

The consolidated financial statements were authorized for issue on November 10, 2020 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting on a basis consistent with those followed in our most recent annual consolidated financial statements for the year ended December 31, 2019.

These interim condensed consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs except for derivative liabilities which are measured at fair value. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc., from the date of incorporation of January 22, 2018, InterMeccanica, from the date of its acquisition on October 18, 2017, EMV Automotive Technology (Chongqing) Inc., from the date of its incorporation on October 15, 2019, and SOLO EV, LLC, from the date of its incorporation on November 22, 2019. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

The Covid-19 outbreak brings significant uncertainty as to the potential impact on our operations, supply chains for parts and sales channels for our products, and on the global economy as a whole. It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. Therefore, the Company has not changed any estimates and assumptions in the preparation of the financial statements.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant areas that require judgment in the Company has consolidated financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification of financial instruments; and
-	the calculation of income taxes require judgement in interpreting tax rules and regulations.

Change in accounting policies

Leases

As a lessor

When the Company acts as an intermediate lessor, it determines at lease inception whether each lease is a finance lease or an operating lease and accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sublease as an operating lease.

Deferred revenue

Deferred revenue consists primarily of advance payments that may be made to the Company by its manufacturing partner in China, Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”), for royalties to be derived from the sales of SOLOs by Zongshen in China when any such sales, if any, are made in accordance with the terms of our manufacturing agreement. The deferred revenue from any such royalties will be recognized in profit or loss on a periodic basis as and when the Zongshen builds and sells the permitted number of SOLOs in China under the manufacturing agreement.

Government grants

A government grant is recognized if there is reasonable assurance that it will be received and that the Company will comply with the conditions associated with the grant. If the conditions are met, the Company recognizes the grant in profit or loss on a systematic basis in line with its recognition of the expenses that the grant is intended to compensate. For grants related to income, a Company can elect to either offset the grant against the related expenditure or include it in other income. Government assistance received by the Company during the period have been accounted for as government grants related to income and have been included in other income.

Restricted Stock Units

Restricted Stock Units (“RSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current Stock Incentive Plan (the “Plan”) which was ratified by Company shareholders on July 9, 2020.. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss over the vesting period.

Deferred Stock Units

Deferred Stock Units (“DSU”s) are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Plan. DSUs are accounted for as equity-settled share based payment transactions as the terms of a DSU provide the Company with the choice of whether to settle in cash or by issuing equity instruments. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss in the period they are granted (immediate vesting)

3.             Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original term to maturity of 90 days or less:

	September 30, 2020	December 31, 2019
Cash	$18,020,534	$2,670,877
Cash equivalent	83,034,409	8,424,971
	$101,054,943	$11,095,848

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

4.             Receivables

	September 30, 2020	December 31, 2019
Trade receivable	$6,286	$14,986
GST receivable	69,093	47,428
Scientific research and experimental development tax credits receivable	-	249,111
Other receivables	179,114	129,405
	$254,493	$440,930

5.             Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Right-of-use assets	Production tooling and molds	Total
Cost:
December 31, 2018	494,487	133,403	388,049	384,341	-	4,549,948	5,950,228
Additions	73,691	139,863	-	129,327	-	3,310,971	3,653,852
Adoption of IFRS 16	-	-	-	-	2,061,469	-	2,061,469
Disposals	-	(2,150)	-	-	-	-	(2,150)
December 31, 2019	568,178	271,116	388,049	513,668	2,061,469	7,860,919	11,663,399
Additions	21,003	223,063	73,791	64,701	364,575	2,218,032	2,965,165
Disposals	-	-	(13,884)	(36,110)	-	-	(49,994)
Lease termination and derecognition1,2	-	-	-	-	(463,879)	-	(463,879)
Foreign exchange difference	2,573	124	-	7,594	(46,124)	-	(35,833)
September 30, 2020	591,754	494,303	447,956	549,853	1,916,041	10,078,951	14,078,858
Amortization:
December 31, 2018	230,798	65,689	215,251	114,724	-	-	626,462
Additions	77,975	65,600	117,326	121,951	664,797	-	1,047,649
Disposals	-	(1,254)	-	-	-	-	(1,254)
December 31, 2019	308,773	130,035	332,577	236,675	664,797	-	1,672,857
Additions	64,331	78,431	46,123	108,502	388,437	331,261	1,017,085
Disposals	-	-	(9,659)	(29,430)	-	-	(39,089)
Lease termination and derecognition1,2	-	-	-	-	(260,443)	-	(260,443)
Foreign exchange difference	472	16	-	2,913	12,229	-	15,630
September 30, 2020	373,576	208,482	369,041	318,660	805,020	331,261	2,406,040
Net book value:
At December 31, 2019	259,405	141,081	55,472	276,993	1,396,672	7,860,919	9,990,542
September 30, 2020	218,178	285,821	78,915	231,193	1,111,021	9,747,690	11,672,818

1 The Company entered into a sublease agreement for its office space in Los Angeles, USA, with effect from February 1, 2020. As a result of the sublease, the Company derecognized the right-of-use asset relating to the head lease with cost of $319,365 and accumulated amortization of $161,565 (see Note 6 for further information on the net investment in sublease).

2 The Company terminated one of its warehouse leases on January 31, 2020. As a result of the termination, the Company derecognized the right-of-use asset of the warehouse with cost of $144,514 and accumulated amortization of $98,878 (see Note 9 for further information on the termination of the lease)

On September 18, 2017, the Company entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”). Under the agreement, the Company agrees to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million), which was payable on or before March 18, 2018, subject to a 10% holdback, and mass production tooling and molds estimated to be CNY ¥29 million ($5.5 million), which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle.

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

As at September 30, 2020, the Company has commenced commercial production and delivered the first production vehicle. Therefore, the Company has paid 100% of the prototype tooling and molds with actual cost of CNY ¥10.1 million ($2.1 million) and 79% of the mass production tooling and molds with actual cost of CNY ¥40 million ($8.0 million). The unpaid amount of mass production tooling and molds is included in accrued liabilities as at September 30, 2020. As assessed by the Company, the prototype tooling and molds can be adapted for use in mass production.

The prototype and mass production tooling and molds are estimated to be used for 3 years to produce the Generation 3 SOLO EVs. The existing production tooling and molds will be depreciated on a straight line basis over a 3 year period as the assets were custom built for the production of the Generation 3 SOLO EVs and will be retired at the end of the production run. The Company estimates that the residual value of the assets will be minimal at the end of the 3 year period. During the three and nine months ended September 30, 2020, $331,261 ($ Nil – three and nine months ended September 30, 2019) was charged to amortization expenses. No amounts were allocated to inventory or charged to cost of goods sold during the period as the Generation 3 SOLO EVs completed as at September 30, 2020 are intended to be used as marketing vehicles for customers to test drive. The Company doesn’t intend to sell these marketing vehicles to customers in future periods.

On October 16, 2017, the then CEO of the Company (“Pledgor”) entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and had agreed to reimburse the Pledgor on a one for one basis for any pledged shares realized by Zongshen. As at September 30, 2020, the Company has paid 100% of the cost of the prototype tooling and molds and, accordingly, the Share Pledge has been terminated.

6.             Net investment in sublease

The Company entered into an agreement to sublease its office space in Los Angeles, USA, with effect from February 1, 2020. The Company has classified the sublease as a finance lease as the term of the sublease is for the major part of the economic life of the right-of-use asset arising from the head lease. At the commencement date of the sublease, the Company derecognized the right-of-use asset relating to the head lease that it transferred to the sub-lessee and recognized the net investment in the sub-lease. The term of the sublease expires on August 21, 2021.

During the period ended September 30, 2020, the Company provided rent relief a sub-lessee from August to December 2020. Accordingly, the Company has recognized $32,486 of lease modification loss in relation to the net investment in sublease.

As at September 30, 2020, the contractual undiscounted cash flows related to sublease were as follows:

	Future minimum lease payments receivable	Interest income	Present value of minimum lease payments receivable
Less than one year	$126,213	$6,723	$119,490
Between one and five years	-	-	-
Net investment in sublease	$126,213	$6,723	$119,490

7.             Goodwill and Intangible Assets

	September 30, 2020	December 31, 2019
Identifiable intangibles on acquisition of InterMeccanica	$520,317	$524,067
Goodwill on acquisition of InterMeccanica	699,844	699,844
Other intangibles	15,220	15,220
	$1,235,381	$1,239,131

8.             Trade payables and accrued liabilities

	September 30, 2020	December 31, 2019
Trade payables	$499,925	$693,502
Due to related parties (Note 18)	398	275,512
Accrued liabilities	2,032,961	1,159,212
	$2,533,284	$2,128,226

ElectraMeccanica Vehicles Corp.
Condensed Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

9.             Lease liabilities

Lease obligations relate to the Company’s rent of office space, warehouse spaces and kiosk locations to promote vehicle sales. The term of the lease related to office space expires on November 1, 2020, and the term of leases related to warehouse spaces expire on August 31, 2021 and August 1, 2022, respectively, with the Company holding an option to renew one of the warehouse leases for a further five years. The Company entered into two lease agreements in 2020 for the lease of kiosk locations in Los Angeles which expire on November 30, 2021 and September 30, 2023, respectively.

The Company terminated one of its warehouse leases on January 31, 2020 without penalty for termination and derecognized the lease liability and right-of-use asset of $47,238 and $45,636, respectively, on the effective date of termination.

The Company incurred $91,043 and $140,035 of lease expenses for the three and nine months ended September 30, 2020 ($11,777 and $12,620 for the three and nine months ended September 30, 2019, respectively), for short-term leases and low-value leases which are not included in the measurement of lease liabilities.

The following tables reconciles the change in the lease liabilities and discloses a maturity analysis of the lease liabilities for the nine months ended September 30, 2020:

Balance as at January 1, 2020	$1,463,676
Lease addition	369,808
Lease termination	(47,239)
Accretion of lease liability	81,275
Repayment of principal and interest	(523,854)
Balance as at September 30, 2020	$1,343,666

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$744,541	$84,254	$660,287
Between one and five years	617,447	117,534	499,913
More than five years	196,044	12,578	183,466
	$1,558,032	$214,366	$1,343,666
Current portion of lease liabilities			660,287
Non-current portion of lease liabilities			$683,379

10.           Derivative liability

The exercise price of certain of our warrants is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as a derivative liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants (See Note 11 for further information on warrants issued and outstanding).

A reconciliation of the changes in fair values of the derivative liability for the nine months ended September 30, 2020 and the year ended December 31, 2019 is below:

	September 30, 2020	December 31, 2019
Balance, beginning	$7,072,134	$4,752,875
Warrants issued	-	-
Warrants exercised	(4,357,931)	(607,133)
Changes in fair value of derivative liabilities	7,758,928	2,926,392
Balance, ending	$10,473,131	$7,072,134

The fair value of the transferrable warrants was calculated using the warrant price of USD $0.50 at issuance and USD $1.20 at September 30, 2020 as quoted on the NASDAQ exchange.

ElectraMeccanica Vehicles Corp.
Condensed Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

11.           Share capital

Authorized share capital

Unlimited number of common shares without par value.

At September 30, 2020, the Company had 77,789,748 issued and outstanding common shares (December 31, 2019 – 37,049,374).

On March 27, 2020, the Company contracted with Stifel, Nicolaus & Company, Incorporated and Roth Capital Partners, LLC (each, an “Agent”, and collectively, the “Agents”) to sell common shares of the Company (the “Shares”) having an aggregate offering price of up to US$30,000,000 through the Agents (the “Sales Agreement). On July 13, 2020, the Company and the Agents amended the Sales Agreement to increase the aggregate offering price up to USD $59,500,000.

In accordance with the terms of the Sales Agreement, the Company may offer and sell Shares from time to time through the Agent selected by the Company (the “Designated Agent”), acting as sales agent or, with consent of the Company, as principal. The shares may be offered and sold by any method permitted by law deemed to be an “at the market” (“ATM”) offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the Nasdaq Capital Market (“Nasdaq”) or on any other existing trading market for the Shares, and, if expressly authorized by the Company, in negotiated transactions.

From March 30, 2020 to September 24, 2020, the Company issued 28,978,936 common shares for the ATM offering under the Sales Agreement for gross proceeds of $79,824,390 (US$59,499,999). Share issue costs related to the ATM offering were $2,857,829.

On June 10, 2020, the Company entered into definitive agreements with institutional investors to sell an aggregate of 10,000,000 common shares of the Company at a price of USD $2.00 per share for gross proceeds of USD $20,000,000 (the “Offering”). The Offering was priced “at market” under the rules of Nasdaq. The Offering was closed on June 12, 2020. The Company received gross proceeds of $27,174,615 with share issue costs of $1,834,286 (USD $1,350,000).

On June 16, 2020, the Company issued 187,500 shares at a price of $0.80 per share for gross proceeds of $150,000 for warrants exercised by certain investors.

On June 25, 2020, the Company issued 25,000 shares at a price of $0.30 per share for gross proceeds of $7,500 for stock options exercised by certain Plan participants.

From July 8 to August 13, 2020, the Company issued 1,274,000 shares at a price of USD $2.56 per share for gross proceeds of $4,427,429 (USD $3,261,440) pursuant to the exercise of warrants by certain investors. These warrants were granted to investors through a concurrent offering of 4,250,000 common shares on November 9, 2018.

On July 7, 2020, the Company issued 28,517 shares at a price of USD $3.20 per share for no consideration in relation to 75,315 warrants exercised by a placement agent granted under a Placement Agent Agreement on November 9, 2018.

From July 9 to September 29, 2020, the Company issued 111,250 shares at prices ranging from of $2.00 to $4.00 per share for gross proceeds of $242,500 for warrants exercised by investors.

From July 8 to July 27, 2020, the Company issued 135,171 shares at prices ranging from of $0.30 to $2.00 per share for gross proceeds of $88,644 for options exercised by certain Plan participants.

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the nine months ended September 30, 2020 was based on the net loss attributable to common shareholders of $29,736,379 (September 30, 2019 – $22,682,124) and the weighted average number of common shares outstanding of 51,080,739 (September 30, 2019 – 35,651,311). Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company adopted a Stock Incentive Plan (the Plan) on July 9, 2020, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants to the Company non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such stock options will be exercisable for a period of up to 10 years from the date of grant. Stock options may be exercised no later than 90 days following cessation of the optionee’s position with the Company unless an exercise extension has been approved in advance by the Plan Administrator.

Stock options granted vest based on terms and conditions set out in the stock option agreements themselves.

On exercise, each stock option allows the holder to purchase one common share of the Company.

ElectraMeccanica Vehicles Corp.
Condensed Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

The changes in stock options during the nine months ended September 30, 2020 were as follows:

	September 30, 2020
	Number of options	Weighted average exercise price
Options outstanding, beginning	12,908,315	$2.07
Options granted	1,495,000	4.51
Options exercised	(160,171)	0.60
Options expired and forfeited	(762,706)	2.10
Options cancelled	(105,000)	8.45
Options outstanding, ending	13,375,438	$2.18

Details of stock options outstanding as at September 30, 2020 were as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable
$0.30	1.70	2,164,773	2,164,773
$0.80	1.88	474,711	474,711
$2.00	1.85	263,434	247,533
$1.80 USD	6.05	120,000	110,000
$1.91 USD	6.19	5,050,000	2,254,449
$2.45 USD	5.85	1,250,000	1,250,000
$2.53 USD	5.86	131,818	131,818
$2.62 USD	1.73	700,000	262,500
$3.40 USD	4.69	1,228,182	1,228,182
$3.41 USD	6.81	1,458,750	509,580
$5.00 USD	1.84	347,834	347,834
$6.18 USD	4.86	38,544	27,088
$9.60 USD	4.08	147,392	105,893
		13,375,438	9,114,361

The weighted average grant date fair value of stock options granted during the nine months ended September 30, 2020 was $2.16 (September 30, 2019 - $1.83).

During the three and nine months ended September 30, 2020, the Company recognized stock-based compensation expense of $2,414,892 and $6,364,974 (three and nine months ended September 30, 2019 - $1,597,779 and $4,148,806), respectively. The Company also recognized stock-based compensation from DSUs and RSUs granted during the period. See discussion in the respective sections below

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company.

The changes in warrants during the nine months ended September 30, 2020 and year ended December 31, 2019 were as follows:

	September 30, 2020		December 31, 2019
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	20,603,396	$4.64	22,369,718	$5.03
Warrants issued	-	-	-	-
Warrants exercised	(1,648,065)	3.07	(1,116,322)	3.26
Warrants expired	-	-	(650,000)	19.93
Warrants outstanding, ending	18,955,331	$4.84	20,603,396	$4.64

ElectraMeccanica Vehicles Corp.
Condensed Unaudited Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

At September 30, 2020, all warrants outstanding were exercisable. Details of warrants outstanding as at September 30, 2020 were as follows:

Exercise Price	Weighted average contractual life	Number of warrants outstanding
Non-Transferable Warrants $0.80 CAD - $16.00 CAD	1.09 years	10,711,309
$2.00 USD - $24.00 USD	3.33 years	3,742,654
Transferable Warrants $4.25 USD	2.85 years	4,501,368
Warrants outstanding, ending	1.95 years	18,955,331

DSUs

DSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its Plan. DSUs are accounted for as equity-settled share based payment transactions as the terms of a DSU provide the Company with the choice of whether to settle in cash or by issuing equity instruments. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss in the period they are granted (immediate vesting)

The changes in DSUs during the nine months ended September 30, 2020 were as follows:

	September 30, 2020
	Number of options	Weighted average exercise price
DSUs outstanding, beginning	-	$-
DSUs granted	44,623	4.51
DSUs exercised	-	-
DSUs outstanding, ending	44,623	$4.51

Details of DSUs outstanding as at September 30, 2020 are as follows:

Exercise price	Weighted average contractual life	Number of DSUs outstanding	Number of DSUs exercisable
$3.41 USD	9.81	44,623	44,623

During the three and nine months ended September 30, 2020, the Company recognized stock-based compensation expense of $204,165 (three and nine months ended September 30, 2019 - $ Nil) for DSUs granted during the period.

RSUs

RSUs are stock-based awards that may be granted by the Company to certain eligible participants pursuant to its current Stock Incentive Plan (the “Plan”) which was ratified by Company shareholders on July 9, 2020.. RSUs are accounted for as equity-settled share based payment transactions as the obligations under an RSU will be settled through the issuance of common shares. The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted and is recorded in the statement of comprehensive loss over the vesting period.

The changes in RSUs during the nine months ended September 30, 2020 were as follows:

	September 30, 2020
	Number of options	Weighted average exercise price
RSUs outstanding, beginning	-	$-
RSUs granted	507,849	4.55
RSUs exercised	-	-
RSUs outstanding, ending	507,849	$4.55

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Details of RSUs outstanding as at September 30, 2020 were as follows:

Exercise price	Weighted average contractual life	Number of RSUs outstanding	Number of RSUs exercisable
$3.44 USD	9.81	507,849	-

During the three and nine months ended September 30, 2020, the Company recognized stock-based compensation expense of $361,295 (three and nine months ended September 30, 2019 - $ Nil) for RSUs granted during the period.

12.           Share Based Reserves

The share-based payment reserve records items that are recognized as stock-based compensation expense and other share-based payments until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount remains in the share-based payment reserve account.

13.           General and administrative expenses

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Rent	$200,420	$87,777	$407,785	$283,261
Office expenses	417,002	407,095	1,190,088	1,181,434
Legal and professional	613,028	522,183	1,813,039	1,343,885
Consulting fees	271,259	535,303	1,045,137	1,373,906
Investor relations	76,398	53,112	296,249	261,814
Salaries	879,755	718,388	2,063,331	1,383,896
	$2,457,862	$2,323,858	$6,815,629	$5,828,196

14.           Research and development expenses

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Labor	$1,469,492	$1,265,310	$3,927,296	$3,606,535
Materials	583,874	2,003,246	1,572,734	3,602,274
Government grants	-	(1,800)	-	(382,993)
	$2,053,366	$3,266,756	$5,500,030	$6,825,816

15.           Sales and marketing expenses

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Consulting	$79,930	$40,921	$340,345	$264,750
Marketing	287,073	153,111	464,249	441,254
Salaries	333,229	258,776	657,921	559,342
	$700,232	$452,808	$1,462,515	$1,265,346

16.           Other Income

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Paycheck Protraction Program Loan[1]	$-	$-	$185,284	$-
Industrial Research Assistance Program Funding	-	-	243,936	-
Canada Emergency Wage Subsidy	27,127	-	106,961	-
Miscellaneous income	-	17,711	10,141	71,639
	$27,127	$17,711	$546,322	$71,639

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

1 On May 21, 2020, the Company entered into a promissory note evidencing an unsecured loan in the amount of US$ 133,700 made to the Company under the Paycheck Protection Program (the “Loan”). The Paycheck Protection Program (or “PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration. The Loan to the Company was made through BMO Harris Bank National Association (the “Lender”).

The Loan bears interest rate of 1% per year and matures in 24 months from the date of the Loan. Beginning 7 months from the date of the Loan, the Company is required to make 18 monthly payments of principal and interest.

Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any covered payments of mortgage interest, rent and utilities.

As at September 30, 2020, the Company has used all proceeds from the PPP Loan to maintain payroll and make lease and utility payments. The Company has filed a PPP loan forgiveness application with U.S. Small Business Administration. The Company meets the PPP loan forgiveness conditions listed in the PPP loan forgiveness application form in accordance with the established guidelines issued by U.S. Small Business Administration. Accordingly, the Company has accounted for the PPP Loan as a government grant in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance.

During the nine months ended September 30, 2020, the Company received $243,936 from the Industrial Research Assistance Program Funding and $106,961 in Canada Emergency Wage Subsidy relief related to COVID-19. These governmental assistances received are non-repayable and were accounted for as government grants related to income in accordance with IAS 20.

17.           Segmented information

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
•	Custom built vehicles – development and manufacture of high-end custom-built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three months ended September 30, 2020		Three months ended September 30, 2019
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$327,285	$-	$200,068
Gross profit	-	10,201	-	65,598
Operating expenses	8,701,493	82,376	7,742,592	128,115
Other items	6,195,203	(64,084)	(2,475,303)	10,709
Current income tax recovery	(129)	(1,475)	-	-
Deferred income tax recovery	-	(11,330)	-	(6,894)
Net loss/(income)	14,896,567	(4,714)	5,267,289	66,332
FX translation	(87,781)	-	14,257	-
Comprehensive loss/(income)	14,808,786	(4,714)	5,281,546	66,332

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	-	460,774	-	461,334
Gross profit/(loss)	-	(62,227)	-	64,060
Operating expenses	21,540,426	205,426	18,753,216	320,376
Other items	8,164,157	(196,724)	3,713,023	13,498
Current income tax	947	(1,475)	2,140	-
Deferred income tax recovery		(38,605)	-	(56,069)
Net loss	29,705,530	30,849	22,468,379	213,745
FX translation	39,672	-	(10,330)	-
Comprehensive loss	29,745,202	30,849	22,458,049	213,745

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	September 30, 2020		December 31, 2019
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Inventory	836,959	539,449	307,225	442,926
Plant and equipment	11,307,260	365,558	9,580,326	410,216

18.           Related party transactions

Related party balances

The following amounts are due to related parties:

	September 30, 2020	December 31, 2019
Shareholder loan	$-	$2,076
Due to related parties	398	275,512
	$398	$277,588

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Consulting fees	$-	$137,569	$125,004	$382,701
Salaries	417,675	217,017	1,022,440	515,684
Directors fees	86,729	135,723	335,645	296,201
Stock-based compensation	1,510,041	1,372,613	5,351,490	3,328,759
	$2,014,445	$1,862,922	$6,834,579	$4,523,345

19.           Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of refundable government goods and services taxes and interest receivable from major financial institutions with high credit rating.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash, primarily through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2020:

At September 30, 2020	Within one year	Between one and five years	More than five years
Trade payables	$499,925	-	-
Accrued liabilities	2,032,961	-	-
Due to related parties	398	-	-
Shareholder loan	-	-	-
	$2,533,284	$-	$-

See Note 9 for information on maturity schedule for lease liabilities.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	$100,062,788	$10,555,007
Restricted cash	84,031	81,981
Receivables	136,606	192,998
Trade payables and accrued liabilities	(2,080,400)	(105,896)
	$98,203,025	$10,724,090

Based on the above net exposures, as at September 30, 2020, a 10% change in the US dollar to Canadian dollar exchange rate would impact the Company’s net loss by $9,820,302 (September 30, 2019 - $1,489,014).

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of 12 months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $830,344 for the nine months ended September 30, 2020 (September 30, 2019 - $139,130).

Classification of financial instruments

Financial assets included in the consolidated statements of financial position are as follows:

	September 30, 2020	December 31, 2019
Amortized cost:
Cash and cash equivalents	$101,054,943	$11,095,848
Restricted cash	186,570	184,314
Receivables	185,399	144,391
	$101,426,912	$11,424,553

Financial liabilities included in the consolidated statements of financial position are as follows:

	September 30, 2020	December 31, 2019
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$2,533,284	$2,128,226
Shareholder loan	-	2,076
Derivative financial liabilities:
Derivative liability	10,473,131	7,072,134
	$13,006,415	$9,202,436

Fair value

The fair value of the Company’s financial assets and liabilities, other than the derivative liability which is measured at fair value, approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Financial liabilities measured at fair value at September 30, 2020 consisted of the derivative liability, which includes transferrable warrants and non-transferrable warrants. Transferrable warrants are measured using level 1 inputs and non-transferrable warrants are measured using level 2 inputs.

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on Nasdaq.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility of comparable companies as an estimate of future volatility. At September 30, 2020, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $412,330 (September 30, 2019 - $544,540) with a corresponding increase in comprehensive loss.

20.           Capital management

The Company’s policy is to maintain a strong capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2020. The Company is not subject to any externally imposed capital requirements.

21.           Lease commitments

The Company is committed to future minimum lease payments for short-term leases and a long-term lease with a lease commencement date of March 1, 2021, for which no lease liability has been recognized as at September 30, 2020 (Note 9). The leases are related to rental of office premises and kiosk locations. The details of lease commitments are as follows:

Fiscal year	Amount
2020	$132,950
2021	296,121
2022	191,712
2023	186,975
2024 and after	421,564
Total	$1,229,322

Subsequent event

From October 1, 2020 to the reporting date, the Company issued 98,750 shares at price of $2.00 per share for gross proceeds of $197,500 on exercise of warrants by certain investors.

From October 1, 2020 to the reporting date, the Company issued 77,500 shares at prices of $0.30 to $2.00 per share for gross proceeds of $58,750 on exercise of stock options by certain Plan participants.